As filed with the Securities and Exchange Commission on April 26, 2016

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

TRINSEO S.A.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Ordinary Shares, Nominal Value $0.01 Per Share

(Title of Class of Securities)

L9340P101

(CUSIP Number of Class of Securities)

Angelo N. Chaclas

Senior Vice President, Chief Legal Officer and Corporate Secretary

1000 Chesterbrook Boulevard

Berwyn, PA 19312

(610) 240-3200

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies of all communications, including communications sent to agent for service, should be sent to:

Craig E. Marcus

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts

Telephone: (617) 951-7000

Facsimile: (617) 951-7050

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$41,508,950*	$4,180**

*	Calculated solely for the purpose of determining the amount of filing fee. This amount assumes the repurchase of 1,165,000 Ordinary Shares at a purchase price of $35.63 per share.

**

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory No. 5, equals $100.70 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,180	Filing Party:	Trinseo S.A.
Form or Registration No.	Schedule TO	Date Filed:	March 28, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2016 by Trinseo S.A., a Luxembourg limited liability company (“Trinseo” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash up to 1,165,000 of its ordinary shares (the “Offer”), $0.01 nominal value per share (the “Ordinary Shares”), or such lesser number of shares as is properly tendered and not properly withdrawn (the “Offer”). The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 28, 2016 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer. This Amendment to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional information.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following:

On April 26, 2016 the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., New York City time on Monday, April 25, 2016. A copy of the press release is filed as Exhibit (a)(5)(E) to this Schedule TO and is incorporated herein by reference.

Item 12.  Exhibits.

The information contained in Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented to add the following:

Exhibit Number	Description
(a)(5)(E)	Press Release issued by Trinseo S.A. on April 26, 2016.

2

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Trinseo S.A.

Dated: April 26, 2016	By:	/s/Angelo N. Chaclas
	Name:	Angelo N. Chaclas
	Title:	Senior Vice President, Chief Legal Officer and Corporate Secretary

3

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated March 28, 2016.*
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Letter to Clients.*
(a)(5)(A)	Press Release issued by Trinseo S.A. on March 21, 2016 (incorporated by reference to Exhibit 99.1 to Trinseo’s Schedule TO-C filed on March 21, 2016).
(a)(5)(B)	Press Release issued by Trinseo S.A. on March 21, 2016 (incorporated by reference to Exhibit 99.2 to Trinseo’s Schedule TO-C filed on March 21, 2016).
(a)(5)(C)	Information included in the final prospectus supplement issued by Trinseo S.A. on March 23, 2016 (incorporated by reference to Exhibit to Trinseo’s Schedule TO-C filed on March 23, 2016) .
(a)(5)(D)	Press release announcing the commencement of the tender offer, dated March 28, 2016.*
(a)(5)(E)	Press Release issued by Trinseo S.A. on April 26, 2016.
(d)(1)

Underwriting Agreement between Goldman, Sachs & Co., the Company and Bain Capital Everest Manager Holding SCA dated as of March 21, 2016 (incorporated by reference to Exhibit 1.1 to Trinseo’s Current Report on Form 8-K filed on March 24, 2016).

*                                         Previously filed as an exhibit to the Schedule TO filed with the SEC on March 28, 2016.

4